FIRST TRUST PORTFOLIOS L.P.
                             120 EAST LIBERTY DRIVE
                             WHEATON, ILLINOIS 60187


                                January 12, 2009



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:           FT 1937 (file no. 333-156122)


Ladies/Gentlemen:

         The undersigned, FT 1937 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on January 15, 2009 or as soon thereafter as possible.

                                Very truly yours,

                                FT 1937

                                By:  First Trust Portfolios L.P.


                                By: /s/ Jason T. Henry
                                    -------------------------------
                                    Jason T. Henry
                                    Senior Vice President